P.E 10/31/04



1-11514

ARS


SEC MAIL RECEIVED PROCESSING
JUL 2 8 2005
WASH. D.C. 213 SECTION


05062126

Max & Erma's®
RESTAURANT • BAR & GATHERING PLACE


PROCESSED
JUL 28 2005
THOMSON FINANCIAL

It's All Good!

# The Company


Max & Erma's
RESTAURANT • BAR & GATHERING PLACE



In 1972 we walked into a sleepy, slightly funky bar and envisioned a different kind of neighborhood gathering place. We decorated it with antique artifacts and local community paraphernalia that made Max & Erma's a fun, unique place to take friends and family. Since that day, our regular guests have told us our all-American food, friendly service and casual atmosphere are the reasons they keep returning to Max & Erma's.

Above all, we most appreciate our guests. We work hard every day to help them enjoy their total dining experience so that they can't wait to come back. And, we believe that experience starts with our food. That's why we use the freshest, highest quality ingredients in everything we make. Our hamburgers are fresh, never frozen. Our onion rings are cut and hand-battered in our restaurants. Our salmon is flown in for freshness. We believe that we must stand behind what we say we stand for—and that is quality ingredients in the food we serve!

We also know that our guests want friendly, timely service. This means that we treat them with respect, as our friends and neighbors in a welcome, comfortable environment. The attitude is unpretentious and relaxed.

As time goes on, we may change the menu, build new restaurants and change the décor. But one thing will endure—our commitment to quality in our food, our service and the place in which we deliver it. We believe that we truly live up to our vision as "The Hometown Favorite."




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# Financial Highlights

| | 2004 | 2003 | Percent Change |
|---|---|---|---|
| **FOR THE YEAR** | | | |
| Revenues | $ 182,958,795 | $ 167,082,527 | + 9.5% |
| Operating Income | 3,133,941 | 3,213,355 | - 2.5% |
| Income Before Income Taxes | 960,435 | 1,494,417 | - 35.7% |
| Income Taxes (Credit) | (137,000) | – | N/A |
| Net Income | 1,097,435 | 1,494,417 | - 26.6% |
| Net Income Per Diluted Share | 0.42 | 0.56 | - 25.0% |
| Diluted Shares Outstanding | 2,583,762 | 2,648,128 | - 2.4% |
| Capital Expenditures | $ 19,443,999 | $ 19,055,328 | + 2.0% |
| **AT YEAR END** | | | |
| Total Assets | $ 71,107,085 | $ 61,742,095 | + 15.2% |
| Long-Term Obligations Less Current Maturities | 41,053,030 | 35,836,887 | + 14.6% |
| Stockholders' Equity | 14,056,220 | 12,188,642 | + 15.3% |
| Number of Restaurants: | | | |
| Company-Owned | 78 | 73 | + 6.87% |
| Franchised | 20 | 16 | + 25.0% |
| Number of Employees | 5,297 | 5,251 | + 0.9% |
| **PERFORMANCE RATIOS** | | | |
| Restaurant Profit Margin | 9.5% | 10.5% | |
| Operating Profit Margin | 1.7% | 1.9% | |
| Net Profit Margin | 0.6% | 0.9% | |
| Return on Beginning Assets | 1.8% | 2.4% | |
| Return on Beginning Equity | 9.0% | 13.2% | |

# Content


1 Financial Highlights
2 Letter to Shareholders
4 Selected Financial Data
5 Management's Discussion and Analysis
10 Financial Statements
15 Notes to Financial Statements
20 Independent Auditors' Report
21 Selected Quarterly Financial Data


We are here to help our guests enjoy their total dining experience so they can't wait to come back.



# To Our Shareholders

"You can't control what you can't control."

I like that adage because it helps keep things in perspective. A farmer can't control the rainfall, yet remains at its mercy; a fisherman can't control the ocean's tempest, yet relies on calm seas to make a living; a trucker may be on a tight deadline, but has no control over a rush-hour traffic jam.

The adage has even more relevance when businesses, like the restaurant industry, rely heavily on a large number of external suppliers and market pricing. This was the case for Max & Erma's in fiscal 2004 and, unfortunately, it was a major cause of a somewhat mediocre year for our Company. Problems that were to a great extent beyond our control resulted in a dip in profits.

The major issue in fiscal 2004 was the cost of beef, chicken and dairy products, which cost Max & Erma's $2.9 million more in fiscal 2004 than in 2003, following a $600,000 increase in 2003. Consequently, we spent $3.5 million more for these commodities in fiscal 2004 than just two years earlier. In a business characterized by tight margins, that is a significant increase.

Let me step back and say that historically Max & Erma's has had great results by buying at market and raising menu prices gradually. Prior to late 2003 and fiscal 2004 our cost of sales percentage had declined gradually over the past ten years. Rising commodity prices over the past 18 months are virtually unprecedented and truly unexpected.

There were several factors contributing to the sharp rise in commodity prices over this time period. Recently the high-protein diet craze has put incredible demands on beef and chicken producers and prices soared as a result. Then, on December 23, 2003, the United States discovered its first case of mad-cow disease. In combination with new diet fads, the mad cow announcement resulted in an increase in beef prices that were already at record highs. The Cattleman's Beef Association estimated that federally mandated changes in testing and monitoring procedures last year cost the industry as much as $400 million. Costs such as these are passed on to buyers, like Max & Erma's. Unfortunately our end buyer is our guest and our guests always have the choice to take their business elsewhere. Conscious of this, we cannot always pass on cost increases without considering our customer. In our industry menu prices play a critical role in determining where our customers decide to dine.

Faced with rising commodity prices we were left with several choices. One of which was to raise prices, which can be done only to a certain extent. Another choice was to change product specifications. The last choice was to continue to offer the highest quality possible and know that in the long run this will result in the greatest success for Max & Erma's and the highest level of customer satisfaction. We elected to maintain our dedication to quality and refused to sacrifice it at the expense of our guest. For that reason, last year's commodity cost pressures hit us hard. Maintaining our commitment to quality will serve us well.

In line with our dedication to quality and to our guests, we also completed a transition within our operations department. Jim Howenstein assumed control as Vice President of Operations and began a process of improving operations from the top down. Jim made dramatic changes in our personnel, making sure that today we have the right people in the right slots. I am very confident in Jim and his ability to recognize talent and lead our operations team.



*"Fortunately both sales and margins are now on the upswing. This being said, the potential for Max & Erma's in the coming years is incredible."*

Changes in restaurant personnel did not come without a cost. As in any business turnover is expensive. New people must be hired and trained. This was an investment we made in 2004 and is why we view our business with a long-term perspective. We will continue to invest in our people and our operations. We have elevated our operating standards and have placed outstanding people in the field. This self-imposed transformation was critical to improving our operational execution.

In a difficult economy, we reported profit in excess of one million dollars. Adding back depreciation, we generated after tax cash flow of more than nine million dollars. Without last year's cost pressures and operational improvements these numbers would have certainly been better. It's hard to say how much better they might have been had we attempted to pass on the commodity price increases to our customers and not attempted to improve our operations team. I can't tell you what the numbers might have been. I can tell you that 2005 and 2006 would not be as good as I now expect them to be. We paid the price associated with turnover and endured the spikes in commodity costs without alienating our customers.

Fortunately both sales and margins are now on the upswing. This being said, the potential for Max & Erma's in the coming years is incredible.

I visited each Max & Erma's restaurant last year. I am very confident in our future. We have great people in the field and they show great enthusiasm. I walked away from each restaurant feeling extremely encouraged.

And, we had many other reasons to be excited about our business.

Fiscal 2004 was a record year for revenues. Max & Erma's brought in nearly $183 million, a nine percent increase over 2003.

We opened five new restaurants in 2004 and we hope to open two to three more in 2005. More importantly, last year's openings reported average weekly sales of $63,000, 38 percent more than chain average.

Last year, Chef Bob Davis introduced the single best new item in the history of our Company–the Tomato, Mozzarella Chicken Sandwich.

Beef prices have stabilized and we were able to secure an 18-month contract on chicken at a cost of 22 percent less than last year's peak price. This will save us money and help us to better control our margins.

We have completed most personnel changes in the field. These changes will result in improved operations in our restaurants and ultimately improved sales.

Interest continues to grow in Max & Erma's franchise operation. We opened four new franchised restaurants in 2004 and expect to open four to five franchised locations in 2005.

And, as we complete the first quarter of fiscal 2005, I feel very confident that this year will be better for Max & Erma's. Numbers are improving, new restaurants are adding to our revenue base and we have a solid team in place, from the dining room to the board room.

Todd R. Barnum
President and CEO

# Selected Financial Data

| (In Thousands, except per share and other data and ratios) | October 31 **2004** | October 26 **2003** | October 27 **2002** | October 28 **2001** | October 29 **2000** | October 31 **1999** |
|---|---|---|---|---|---|---|
| **RESULTS OF OPERATIONS** | | | | | | |
| Revenues | $ 182,959 | $ 167,083 | $ 151,991 | $ 141,088 | $ 124,165 | $ 108,640 |
| Operating Income | 3,134 | 3,213 | 6,638 | 5,726 | 2,123 | 1,745 |
| Interest Expense | 2,154 | 1,680 | 2,082 | 2,619 | 2,293 | 1,672 |
| Income (Loss) Before Income Taxes | 960 | 1,494 | 4,498 | 3,107 | (285) | (36) |
| Cumulative Effect of Accounting Change (1) | | | | | | (207) |
| Net Income | 1,097 | 1,494 | 3,288 | 2,391 | 183 | 141 |
| Proforma Net Income Assuming Retroactive Change (2) | | | | | | 348 |
| Depreciation and Amortization | 8,219 | 6,364 | 5,659 | 5,405 | 5,211 | 4,899 |
| Capital Expenditures | 19,444 | 19,055 | 17,794 | 13,544 | 22,775 | 14,250 |
| **PER DILUTED SHARE DATA** | | | | | | |
| Cumulative Effect of Accounting Change | | | | | | (0.06) |
| Net Income | $ 0.42 | $ 0.56 | $ 1.27 | $ 0.93 | $ 0.07 | $ 0.04 |
| Proforma Net Income Assuming Retroactive Change | | | | | | 0.10 |
| Revenues | 70.81 | 63.10 | 58.67 | 55.07 | 47.23 | 32.43 |
| Assets | 27.52 | 23.32 | 23.92 | 21.44 | 21.00 | 16.39 |
| Stockholders' Equity | 5.44 | 4.60 | 4.38 | 3.59 | 3.11 | 3.25 |
| Average Shares Outstanding (000's) | 2,584 | 2,648 | 2,591 | 2,562 | 2,629 | 3,350 |
| **FINANCIAL POSITION** | | | | | | |
| Cash and Equivalents | $ 2,188 | $ 2,616 | $ 3,407 | $ 2,351 | $ 2,762 | $ 1,319 |
| Working Capital Deficit | (9,568) | (7,723) | (8,102) | (9,120) | (7,404) | (6,271) |
| Property - Net | 55,350 | 47,037 | 47,693 | 42,803 | 43,654 | 46,841 |
| Total Assets | 71,107 | 61,742 | 61,971 | 54,933 | 55,201 | 54,897 |
| Long-Term Obligations (Less Current Maturities) | 41,053 | 35,837 | 36,862 | 32,228 | 33,474 | 33,914 |
| Stockholders' Equity | 14,056 | 12,189 | 11,358 | 9,202 | 8,170 | 10,878 |
| **OTHER DATA AND RATIOS** | | | | | | |
| Average Restaurant Sales | $ 2,376 | $ 2,385 | $ 2,369 | $ 2,350 | $ 2,335 | $ 2,239 |
| Same-Store Sales Increase (Decrease) | (0.4)% | (0.3)% | 0.9% | 2.3% | 3.9% | 0.2% |
| Company-owned Restaurants in Operation at Year End | 78 | 73 | 67 | 61 | 56 | 53 |
| Restaurant Profit Margin | 9.5% | 10.5% | 12.3% | 11.4% | 11.2% | 11.9% |
| Operating Profit Margin | 1.7% | 1.9% | 4.4% | 4.1% | 1.8% | 2.1% |
| Long-Term Debt-to-Equity Ratio | 2.9 | 2.9 | 3.2 | 3.5 | 4.1 | 3.1 |
| Market Price Per Share at Year End | $ 13.35 | $ 17.75 | $ 14.00 | $ 10.50 | $ 8.38 | $ 6.63 |
| Price Earnings Ratio (High/Low) | 45.2/31.8 | 32.5/23.2 | 12.4/8.3 | 12.7/9.0 | N/M | N/M |
| Return on Beginning Assets | 1.8% | 2.4% | 6.0% | 4.3% | .3% | .3% |
| Return on Beginning Equity | 9.0% | 13.2% | 35.7% | 38.0% | 1.7% | .8% |



(1) Fiscal 1999 includes the cumulative effect of a change in accounting principle, net of tax, due to the expensing of pre-opening costs in accordance with Statement of Position 98-5 "Reporting the Costs of Start-Up Activities."

(2) Proforma amounts in fiscal year 1999 reflect the amounts the Company would have reported had all pre-opening costs been expensed as incurred prior to the adoption of Statement of Position 98-5 (See 1 above).

# Management's Discussion And Analysis

## OVERVIEW

We derive revenues and income from the operation and franchising of restaurants. Our Company-owned and franchised restaurants sell both food and alcoholic beverages (with the exception of two franchised locations that sell food only). Our restaurants are primarily located in the mid-west, within a 400 mile radius surrounding Columbus, Ohio, our Company's headquarters, and to a lesser extent in the southeast. Our franchised restaurants tend to be located on the outer edge of the mid-west, i.e. Philadelphia, Green Bay and St. Louis, with selective markets or locations within the midwest also operated by franchisees.

We generally lease the real estate for our restaurants and invest approximately $1.0 million dollars in furniture, fixtures and equipment and building costs not totally funded by landlords. We anticipate that new restaurants will generate annual sales of approximately $2.5 million each and an average restaurant level profit of at least $300,000. Franchisees generally pay an initial franchise fee of $40,000 per location, plus an annual royalty of 4% of sales. We anticipate that each additional franchised location will pay annual royalties of approximately $100,000.

The restaurant industry is very competitive. We typically compete with several larger, national restaurant chains in most of our locations. By focusing on quality, we believe we compete favorably with larger chains. Nonetheless the amount of competition is one of the most significant factors affecting the success of a restaurant location. While we seek out less competitive sites, highly successful locations quickly attract competition, which may affect sales.

During late 2003 and 2004, our restaurants experienced margin pressure due to rising beef, chicken and dairy prices. In 2004, cost of goods sold was more than a full percentage point over last year due to higher beef, chicken and dairy prices. We believe that much of the reason for this is an increased demand for a "Lo-Carb," more healthful diet. The demand for these types of menu items has pushed beef and chicken prices to record highs. Our approach to rising commodity prices has always been to cautiously raise prices every six months at a rate consistent with inflation and not overreact to shorter-term price spikes. As a result of this policy, we have generally maintained a gradually declining cost of goods sold, as a percentage of revenues. To mitigate the current cost pressure, during the third quarter of 2004, we entered into an eighteen-month contract to purchase chicken from one vendor at a fixed price for the term of the agreement. This resulted in an immediate 22% reduction in the price of chicken. This along with other product specification changes and menu price increases has reduced cost of goods sold, as a percentage of revenue, by more than a full percentage point from midway through the third quarter as compared to the end of the year.

We also have experienced sharply rising healthcare and worker's compensation insurance costs over the past several years. We are implementing several safety incentives and have been approved by the State of Ohio to self-fund our Ohio Worker's Compensation insurance effective late in the fourth quarter of 2004. We believe this will lower worker's compensation expense for our Ohio restaurants by as much as $300,000 in 2005. During the first quarter of 2004, we implemented a new health insurance program and increased our employee contribution rates in an effort to reduce our health insurance costs. As a result, health insurance costs for 2004 declined by approximately $400,000 over 2003. By again increasing employee contribution levels in 2005, we expect further reduction in health insurance costs in 2005. However, we believe that the rising cost of healthcare will continue to be a challenge.

We have bank borrowings in excess of $31.0 million. The related notes carry variable interest rates. As a result, our Company is exposed to a risk associated with rising interest rates. To mitigate this risk, we have an interest rate protection agreement, which essentially fixes the rate on approximately 30% of the outstanding balance. However, rising interest rates would subject us to higher interest expense and could significantly affect profitability. Additionally, the interest rate protection agreement expires at the end of 2005.

Approximately two thirds of the outstanding balance under our loan agreement arose from the repurchase of our common stock. In late 1998, we began a repurchase program, which has resulted in the repurchase of approximately two million shares of our common stock. We believe this has contributed significantly to the increase in our common stock price since 1998. We currently maintain a share repurchase program, but did not repurchase a significant number of shares during 2004.

At our 2005 Annual Meeting of Shareholders, we intend to ask our shareholders to approve the adoption of amendments to our Restated Certificate of Incorporation, which will result in a transaction designed to reduce the number of our shareholders of record to less than 300. The first part of the transaction will consist of a reverse stock split after which shareholders who hold less than one whole share of our common stock will be cashed-out by the Company. Immediately, following the reverse stock split, a forward stock split will commence in the same proportion as the reverse stock split so that shareholders holding greater than one whole share following the reverse stock split will again hold the same amount of shares as they did prior to the transaction.

If we have less than 300 stockholders of record following the transaction, as we anticipate, we will be able to terminate registration of our common stock under the Securities Exchange Act of 1934, and cease to be an SEC reporting company. As a result, we will no longer be eligible for listing on the Nasdaq National Market; however, our shares will still be traded in the over-the-counter markets and we anticipate that our shares will be quoted on the "pink sheets." We believe that deregistering as an SEC reporting company will save us approximately $350,000 annually (first year savings could exceed $450,000) as a result of eliminating the costs associated with remaining an

SEC reporting company, including costs associated with periodic reporting and compliance with the Sarbanes-Oxley Act of 2002.

At our current growth rate of two to three restaurants per year, we believe internally generated cash flow should be sufficient to fund growth, replacement capital expenditures and current debt service, all of which represent our major cash needs. A significant repurchase of our common stock, an accelerated growth rate or extended periods of reduced profitability would require additional borrowings. We believe we have adequate borrowing capacity to meet our needs. However, the longer term goal is to reduce debt levels.

**YEAR-TO-YEAR COMPARISONS AND ANALYSIS**
**RESULTS OF OPERATIONS**

The following table sets forth our operating results as a percentage of revenues:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Revenues | 100.0% | 100.0% | 100.0% |
| Cost of Goods Sold | (25.8) | (24.7) | (24.5) |
| Payroll & Benefits | (32.7) | (33.0) | (32.3) |
| Other Operating Expenses | (31.7) | (31.3) | (30.4) |
| Pre-Opening Expenses | (0.3) | (0.4) | (0.4) |
| Impairment of Fixed Assets | – | (0.7) | – |
| Administrative Expenses | (7.8) | (8.0) | (8.0) |
| Interest Expense | (1.2) | (1.0) | (1.4) |
| Minority Interest | – | – | – |
| (Income Taxes) Tax Credit | 0.1 | – | (0.8) |
| Net Income | 0.6% | 0.9% | 2.2% |

**REVENUES**

Revenues for 2004 increased $15.9 million or 9.5% from $167.1 million for 2003 to $183.0 million for 2004. The increase was a result of i) the opening of five restaurants during 2004, ii) the opening of six restaurants during 2003, iii) a 34% increase in franchise fees and royalties from $1,217,000 in 2003 to $1,635,000 in 2004 and iv) one additional week in fiscal 2004. Exclusive of the additional week in 2004, revenues rose $12.3 million or 7.3%. These increases offset a $670,000 or 0.4% decline in sales at restaurants open 18 months or more.

Revenues for 2003 increased $15.1 million or 9.9% from $152.0 million for 2002 to $167.1 million for 2003. The increase was a result of i) the opening of six restaurants during 2003, ii) the opening of six restaurants during 2002 and iii) a 46% increase in franchise fees and royalties from $834,000 in 2002 to $1,217,000 in 2003. These increases offset a $370,000 or 0.3% decline in sales at restaurants open 18 months or more.

The 0.3% decline in same-store sales 2003 was primarily a result of a major Valentine's Day snowstorm and the August 2003 blackout in the Northeast. We estimate that these two events resulted in same-store sales losses of $426,000 and $163,000, respectively. Exclusive of these two events, same-store sales would have been slightly positive. Beyond these two isolated events, we believe that same-store sales have been negatively impacted in 2003 and 2004 by a number of factors, such as the economy, the Iraqi war and the rising cost of gasoline and utilities.

Over the periods reported, we have raised menu prices annually by approximately 2 to 3%. Our policy is to increase prices moderately, twice a year, in an effort to maintain margins. This, along with the introduction of slightly higher priced menu items, has resulted in an annual increase of 2 to 5% in the average per person guest check, but has been essentially offset by a 3% or more decline in customer counts. As a result, same-store sales have been essentially flat from 2002 through 2004.

We anticipate revenue growth of approximately 6% in 2005 as a result of the opening of two to three Company-owned restaurants and the opening of four to five franchised restaurants. We also expect a significant revenue contribution in 2005 from the five restaurants opened in 2004. Collectively, the five restaurants were in operation for 96 weeks during 2004 and reported average weekly sales of $63,255, as compared to a chainwide average weekly sales of $45,689. Two sites were under contract to lease at October 31, 2004. Five additional sites had been approved and were in some state of negotiations. No restaurants were under construction.

We anticipate a continued increase in franchise fees and royalties. At October 31, 2004, twenty franchised restaurants were in operation as compared to sixteen at October 26, 2003 and twelve at October 27, 2002. At October 31, 2004, two franchised restaurants had been approved and were in the final stages of obtaining building permits. In addition to these two restaurants we anticipate the opening of an additional two to three franchised restaurants during 2005. At October 31, 2004, we had eight multi-unit franchise agreements signed, requiring the development of 34 additional restaurants over the next eight years.

**COSTS AND EXPENSES**

Cost of goods sold, as a percentage of revenues, increased from 24.5% for 2002 to 24.7% for 2003 and then rose sharply to 25.8% for 2004. The increase was a result of significantly higher beef and chicken costs since mid-2003, and to a lesser extent higher dairy costs in 2004. Rising beef and chicken prices added approximately $600,000 to cost of goods sold in 2003 and an additional $2.35 million in 2004. Rising dairy prices, primarily in the second half of 2004, added an additional $550,000 to cost of goods sold this year. These increases have completely offset the effect of a 2 to 3% menu price increase each of the last two years. Shortly before the start of the fourth quarter of 2004, we entered into an eighteen month contract to purchase chicken at a fixed price, that was approximately 22% below the then current market price, but also approximately 20% higher than our historical average price. In addition to this contract we are reviewing product specifications on all menu items for savings and investigating contracts for other commodities where we can obtain favorable pricing.

Payroll and benefits, as a percentage of revenues, increased from 32.3% for 2002 to 33.0% for 2003. The increase was almost entirely a result of higher benefit costs, primarily health insurance and workers' compensation insurance costs. Payroll and benefits as a percentage of revenues declined from 33.0% for 2003 to 32.7% for 2004. The decrease was primarily a result of lower health insurance expense due to a change in our health plan during the first quarter of 2004, which reduced health insurance expense by approximately $400,000. We expect a further reduction in benefits expense in 2005 due to increased employee contribution levels for health insurance and savings associated with self-funding our Ohio Workers' Compensation. We anticipate a combined savings in excess of $500,000 in 2005.

Other operating expenses as a percentage of revenues increased from 30.4% for 2002 to 31.3% for 2003. The increase was due to higher carry-out and paper supplies, as carry-out sales grew 29% in 2003, increased natural gas costs and higher occupancy costs. Other operating expense as a percentage of revenues increased 31.3% for 2003 to 31.7% for 2004. The increase was due to higher advertising, gas and electric and restaurant operating supply expenses. Increases in these expenses offset a $800,000 or 40 basis point savings in occupancy costs related to the purchase of previously leased equipment.

Pre-opening costs, as a percentage of revenues, remained relatively steady at 0.3% to 0.4% over the periods reported. The variation in this expense is a result of the number and timing of restaurant openings each year. We opened six restaurants in each of 2002 and 2003 and five in 2004.

**ADMINISTRATIVE EXPENSES**

Administrative expenses, as a percentage of revenues, remained relatively constant at 8.0% in both 2002 and 2003 and then declined to 7.8% in 2004. In dollar terms, administrative expenses increased 10% from 2002 to 2003 and 7% from 2003 to 2004. Administrative expenses have generally increased 5 to 10 percent each year due to raises for corporate personnel and additional personnel to support the Company's internal and franchise growth.

Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment and other intangibles have been impaired based upon several criteria including but not limited to revenue trends, discounted operating cash flows and other operating factors. In performing this review, we consider the age of the restaurant and any significant economic events, recognizing that these restaurants may take 24 to 36 months to become or return to profitability. At the end of 2003, management evaluated these criteria and determined that the long-lived assets associated with the Company's restaurants located in Grand Rapids, Michigan and Prospect, Kentucky were impaired. Accordingly, in the fourth quarter of 2003, upon expiration of the 36 month periods, we recorded a $1,070,000 write-down of the carrying value of these impaired assets based upon the discounted cash flow of each restaurant.

**INTEREST EXPENSE**

Interest expense decreased 19% from $2,082,000 in 2002 to $1,680,000 in 2003 and then increased 28% to $2,154,000 in 2004.

Our interest rate is based upon the ratio of bank indebtedness to earnings before interest, taxes, depreciation and amortization. If the ratio is above 2.5 to 1, our interest rate would be LIBOR plus 3.5 percent or prime plus ¾ percent. If the ratio is below 2.5 to 1 but above 2.0 to 1, our interest rate would be LIBOR plus 3.0 percent or prime plus ¼ percent. If the ratio falls below 2.0 to 1, the interest rate would be reduced further to LIBOR plus 2.5 percent or prime minus ¼ percent. For 2002 and 2003 the interest was LIBOR plus 3 percent and prime plus ¼ percent on the term loan and revolving credit portions of the credit agreement, respectively. Based upon results for the year ended October 26, 2003, the interest rate was increased to LIBOR plus 3.5 percent and prime plus ¾ percent, respectively, for all of 2004. Additionally, we use an interest rate protection agreement to fix a portion of the outstanding balance under our credit agreement.

The decrease in interest expense from 2002 to 2003 was a result of declines in market interest rates, a reduction in the outstanding balance under our credit agreement and a decline in the fixed rate portion of the outstanding balance. At October 27, 2002, the outstanding balance under our credit agreement was $28.8 million, with approximately 50% of the balance fixed at 9.5%. At October 26, 2003, the outstanding balance under our credit agreement was reduced to $26.2 million, 45% of which was at the higher fixed rate of 9.5%. The interest rate on the remaining 55% or $14.1 million had declined to 4.25% from 5.0% at October 27, 2002.

The increase in interest expense from 2003 to 2004 was primarily a result of our borrowing an additional $6,000,000 to purchase equipment that was previously leased under operating leases. Additionally, our interest rate increased because of increases in LIBOR and the prime interest rate and because pricing under our credit agreement moved to a higher tier, as previously described. These increases offset a reduction in the higher fixed rate portion of our outstanding balance. At October 31, 2004, the outstanding balance under our credit agreement was $31.1 million, 30% of which was at the higher fixed rate of 10.2%. The interest rate on the remaining 70% or $21.8 million had increased to 5.5%. We capitalized $412,000, $418,000 and $171,000 of construction period interest during 2002, 2003 and 2004, respectively.

**INCOME TAXES**

Our effective tax rate was 27% in 2002. At the level of pre-tax income reported in 2003 and 2004 the FICA tax on tips credit offset all federal, state and local income tax expense and resulted in no income tax expense for 2003 and an income tax benefit of $137,000 in 2004.

**LIQUIDITY AND CAPITAL RESOURCES**

Our working capital ratio remained at 0.4 to 1 at both October 26, 2003 and October 31, 2004. Historically we have been able to operate with a working capital deficiency because i) restaurant operations are primarily conducted on a cash basis, ii) high turnover (about once every 10 days) permits limited investment in inventory, and iii) trade payables for food purchases usually become due after receipt of cash from the related sales.

During 2004, our Company expended approximately $19,444,000 for property additions and $84,232,000 to reduce long-term obligations. Funds for such expenditures were provided primarily by $88,907,000 from proceeds of long-term obligations, $2,807,000 from the sale of restaurant real estate, $2,430,000 from landlord construction allowances, $8,901,000 from operations, $193,000 from the sale of stock and $429,000 from cash on hand. We routinely draw down and repay our revolving credit line, the gross amounts of which are included in the above numbers.

We intend to open two to three restaurants during fiscal 2005. At October 31, 2004, we were contractually committed to the lease of two new restaurants for which we were in the process of obtaining approvals and permits. Five additional sites had been approved and were in some stage of negotiations. The estimated cost to complete the two sites to which we were contractually committed at October 31, 2004, was approximately $3.3 million net of a landlord construction allowance of $1.0 million. We also anticipate capital expenditures of approximately $3.0 million on existing restaurants.

Funding for new restaurants and replacement capital expenditures is expected to be provided by cash flow from operations, the sale-leaseback of real estate, landlord construction allowances and our revolving credit line. If shareholders approve the reverse stock split previously discussed, we will spend approximately $850,000 on the repurchase of fractional shares in 2005. Funds for the repurchase of these shares will be provided by cash flow from operations and our revolving credit line. All of our Company's assets collateralize borrowings under our revolving credit agreement. At October 31, 2004, we had approximately $5.7 million available under our $15.0 million revolving credit agreement.

During the fourth quarter of 2003, we amended our revolving credit agreement to provide for a second term loan in the amount of $6.0 million. Under the agreement, the loan proceeds were available through December 31, 2003. The loan is repayable at the rate of $125,000 per month, plus interest, beginning December 31, 2003 through December 31, 2007. All other terms of our credit agreement remained unchanged. At October 26, 2003, no borrowings were outstanding under this facility. On October 27, 2003, the first day of fiscal 2004, we used the loan proceeds to purchase $6.4 million of previously leased equipment. The purchase of the equipment reduced equipment rental expense by approximately $2.4 million and increased depreciation and interest expense by approximately $1.4 million and $300,000, respectively, in fiscal 2004.

On August 21, 2003, our Board of Directors authorized the repurchase of up to 200,000 shares of our common stock through August 21, 2004, and subsequently extended the authorization through August 21, 2005. Through October 31, 2004, we had repurchased 71,000 shares at a cost of $1,254,000 under the current authorization. The shares were repurchased because we believe that the market price of our common shares at the time of repurchase presented an attractive opportunity and because the repurchase of shares increases the relative percentage ownership of all remaining shareholders.

We believe that the major portion of future restaurant development costs will be provided by sale-leaseback transactions or landlord contributions and, to the extent necessary, cash flow from operations, and that remaining cash flow from operations will be sufficient to meet debt repayment schedules.

We lease certain land, building and equipment under various operating lease agreements. The initial lease terms range from five to thirty years and expire between 2005 and 2025. In several cases, we are obligated to pay taxes, insurance, common area charges and other expenses related to the leased properties.

At October 31, 2004, we were committed to the following significant financial obligations:

| | Operating Leases | Capital Leases | Long-Term Debt | Construction Commitments |
|---|---|---|---|---|
| Less than 1 Year ...... | $ 14,147,911 | $ 90,000 | $ 3,900,000 | $ 3,300,000 |
| 1-3 Years ... | 28,092,020 | 180,000 | 13,696,399 | - |
| 3-5 Years ... | 25,224,272 | 180,000 | 10,678,532 | - |
| More than 5 Years ..... | 129,563,244 | 810,000 | 2,796,397 | - |
| Total...... | $ 197,027,447 | $ 1,260,000 | $31,071,328 | $ 3,300,000 |

**RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS**

SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics for both Liabilities and Equity*, requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46R. It changed the effective date for interests in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The adoption of FIN 46R did not have a material impact on our consolidated financial statements.

### CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Operations and Financial Condition discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and judgments. We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

### DERIVATIVE INSTRUMENTS

Our Company utilizes interest rate swap agreements to manage interest rate exposure on floating-rate obligations. We do not use derivative instruments unless there is an underlying exposure and, therefore, do not use derivative instruments for trading or speculative purposes. The evaluation of hedge effectiveness is subject to assumptions based on the terms and timing of the underlying exposures. All derivative instruments are recognized in the Consolidated Balance Sheet at estimated fair value.

### ASSET IMPAIRMENTS

We review each restaurant to ascertain whether property and equipment and intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, we will recognize an impairment loss in an amount necessary to write down the assets to a fair value as determined from expected future discounted cash flows. In performing our review, we consider the age of the restaurant and any significant economic events, recognizing that these restaurants may take 24 to 36 months to become or return to profitability.

### SAME-STORE SALES

Our Company discloses certain information regarding the performance of certain restaurants in operation at least 18 consecutive months in our management's discussion and analysis. We exclude restaurants from this calculation that do not meet this definition. In addition, restaurants are excluded when unusual events or circumstances outside our control significantly change the business of the restaurant.

### SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "plan," "anticipate," "believe," "expect," "estimate," and "project" and similar words and expressions identify forward-looking statements which speak only as of the date hereof. Forward-looking statements in this MD&A include statements regarding the anticipated sales at new restaurants (paragraph 2), anticipated royalties from additional franchised restaurants (paragraph 2), the belief that we compete favorably with larger restaurant chains (paragraph 3), the belief that the demand for "Lo-Carb" menu items has increased beef and chicken prices (paragraph 4), the belief that self-funding will lower Ohio Worker's Compensation expense (paragraph 5), the expectation that health insurance expense will decline in 2005 (paragraph 5), the belief that rising healthcare costs will continue to be a challenge (paragraph 5), the belief that the repurchase of common stock has contributed to an increased stock price (paragraph 7), the belief that the proposed reverse stock split will reduce the number of stockholders of record to less than 300, enabling us to deregister as an SEC reporting company (paragraph 9), the belief that our common stock will be quoted on the "pink sheets" following termination of SEC registration (paragraph 9), the belief that we will realize annual cost savings of approximately $350,000 from SEC deregistration (paragraph 9), the belief that internally generated cash flow should be sufficient to fund current growth plans, replacement capital expenditures and debt service (paragraph 10), the belief that we have adequate borrowing capacity to meet our needs (paragraph 10), the belief that same-store-sales were negatively impacted by numerous external factors (paragraph 14), the anticipated revenue growth from the opening of new restaurants (paragraphs 16 and 31), the anticipated increase in franchise fees and royalties (paragraph 17), the anticipated openings of franchised restaurants (paragraph 17), the anticipated reduction in benefits expense in 2005 (paragraph 19), the belief that the market price of the Company's common shares is an attractive investment opportunity at the time of repurchase (paragraph 34) and the estimated costs and sources of funds to complete new restaurants and replacement capital expenditures (paragraphs 31, 32 and 35).

Investors are cautioned that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical or anticipated results due to many factors, including, but not limited to, our ability to open or franchise new restaurants as planned, changes in competition in markets where we operate restaurants, our ability to control administrative expenses, changes in interest rates, changes in cash flows from operations, the availability of real estate for purchase or lease and other risks, uncertainties and factors described in our most recent Annual Report on Form 10-K and other filings from time to time with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements.

# Consolidated Balance Sheets

| | October 31 2004 | October 26 2003 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash and equivalents | $ 2,187,529 | $ 2,616,324 |
| Receivables: | | |
| Trade and other | 576,277 | 306,907 |
| Franchise | 353,639 | 265,601 |
| Total receivables | 929,916 | 572,508 |
| Inventories | 1,377,366 | 1,161,927 |
| Supplies | 722,340 | 441,868 |
| Prepaid expenses | 512,995 | 501,243 |
| Deferred income taxes | 700,000 | 700,000 |
| **TOTAL CURRENT ASSETS** | 6,430,146 | 5,993,870 |
| **PROPERTY-AT COST:** | | |
| Land and buildings | 28,782,009 | 23,887,023 |
| Leasehold improvements | 33,121,205 | 32,439,803 |
| Equipment and fixtures | 36,167,097 | 25,513,223 |
| Construction in progress | – | 1,045,525 |
| Total | 98,070,311 | 82,885,574 |
| Less accumulated depreciation and amortization | 42,720,109 | 35,848,525 |
| **PROPERTY-NET** | 55,350,202 | 47,037,049 |
| **OTHER ASSETS:** | | |
| Goodwill (less accumulated amortization of 2004 and 2003—$863,629) | 62,073 | 62,073 |
| Deferred costs (less accumulated amortization of 2004—$211,561; 2003—$142,372) | 532,976 | 533,060 |
| Deferred income taxes | 6,850,000 | 6,156,000 |
| Miscellaneous (less accumulated amortization of 2004 —$139,897 and 2003 —$139,804) | 1,881,688 | 1,960,043 |
| **TOTAL OTHER ASSETS** | 9,326,737 | 8,711,176 |
| **TOTAL** | $ 71,107,085 | $ 61,742,095 |

See notes to consolidated financial statements.

# Consolidated Balance Sheets

| | October 31 2004 | October 26 2003 |
|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Current maturities of long-term obligations | $ 4,160,314 | $ 2,664,166 |
| Accounts payable | 4,344,753 | 3,160,914 |
| Construction payables | 989,466 | 979,851 |
| Accrued liabilities: | | |
| Payroll and related taxes | 1,914,099 | 2,966,718 |
| Taxes, other than income taxes | 2,196,583 | 1,688,250 |
| Interest | 415,876 | 467,670 |
| Utilities | 736,362 | 762,379 |
| Other | 1,240,382 | 1,026,618 |
| Total accrued liabilities | 6,503,302 | 6,911,635 |
| **TOTAL CURRENT LIABILITIES** | 15,997,835 | 13,716,566 |
| **LONG-TERM OBLIGATIONS–** | | |
| Less current maturities | 41,053,030 | 35,836,887 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **STOCKHOLDERS' EQUITY:** | | |
| Preferred stock–$.10 par value; authorized 500,000 shares, none outstanding | | |
| Common stock–$.10 par value; authorized 2004 and 2003—5,000,000 shares; issued and outstanding: 2004—2,507,328 shares; 2003—2,449,601 shares | 250,732 | 244,960 |
| Additional paid in capital | 319,404 | – |
| Accumulated other comprehensive (loss) | (203,406) | (648,373) |
| Retained earnings | 13,689,490 | 12,592,055 |
| **TOTAL STOCKHOLDERS' EQUITY** | 14,056,220 | 12,188,642 |
| **TOTAL** | $ 71,107,085 | $ 61,742,095 |

See notes to consolidated financial statements.

# Consolidated Statements of Income

| | YEAR ENDED | | |
|---|---|---|---|
| | October 31 (53 weeks) 2004 | October 26 (52 weeks) 2003 | October 27 (52 weeks) 2002 |
| **REVENUES** | $182,958,795 | $167,082,527 | $151,991,152 |
| **OPERATING EXPENSES:** | | | |
| Cost of goods sold | 47,134,328 | 41,313,643 | 37,268,754 |
| Payroll and benefits | 59,870,241 | 55,199,447 | 49,112,987 |
| Other operating expenses | 58,028,046 | 52,290,654 | 46,259,347 |
| Administrative expenses | 14,189,562 | 13,299,529 | 12,107,314 |
| Preopening costs | 602,677 | 695,950 | 604,384 |
| Impairment of fixed assets | – | 1,069,949 | – |
| **TOTAL OPERATING EXPENSES** | 179,824,854 | 163,869,172 | 145,352,786 |
| **OPERATING INCOME** | 3,133,941 | 3,213,355 | 6,638,366 |
| **INTEREST EXPENSE** | 2,154,254 | 1,680,435 | 2,082,461 |
| **MINORITY INTEREST IN INCOME OF AFFILIATED PARTNERSHIP** | 19,252 | 38,503 | 57,756 |
| **INCOME BEFORE INCOME TAXES** | 960,435 | 1,494,417 | 4,498,149 |
| **INCOME TAXES:** | | | |
| Federal | | | |
| Current | 380,000 | 540,000 | 1,498,000 |
| Deferred (credit) | (627,000) | (700,000) | (633,000) |
| State and local | | | |
| Current | 260,000 | 168,000 | 450,000 |
| Deferred (credit) | (150,000) | (8,000) | (105,000) |
| **TOTAL INCOME TAXES (CREDIT)** | (137,000) | – | 1,210,000 |
| **NET INCOME** | $ 1,097,435 | $ 1,494,417 | $ 3,288,149 |
| **NET INCOME PER SHARE:** | | | |
| Basic | $ .45 | $ .61 | $ 1.41 |
| Diluted | $ .42 | $ .56 | $ 1.27 |
| **WEIGHTED AVERAGE SHARES OUTSTANDING:** | | | |
| Basic | 2,459,767 | 2,441,700 | 2,333,618 |
| Diluted | 2,583,762 | 2,648,128 | 2,590,613 |

See notes to consolidated financial statements.

# Consolidated Statements of Stockholders' Equity

| | Common Stock Shares | Common Stock Amount | Additional Paid In Capital | Accumulated Other Comprehensive Income | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| **BALANCE, OCTOBER 28, 2001** | 2,407,766 | $ 240,777 | $ – | $ (953,550) | $ 9,914,647 | $ 9,201,874 |
| Issuance of stock through option plan, including $68,587 related tax benefit | 72,194 | 7,219 | | | 483,221 | 490,440 |
| Shares repurchased | (133,162) | (13,316) | | | (1,768,525) | (1,781,841) |
| Comprehensive income: | | | | | | |
| Change in fair value of interest rate protection agreement, net of income tax ($85,756) | | | | 159,260 | | 159,260 |
| Net income | | | | | 3,288,149 | 3,288,149 |
| Comprehensive income | | | | 159,260 | 3,288,149 | 3,447,409 |
| **BALANCE, OCTOBER 27, 2002** | 2,346,798 | 234,680 | | (794,290) | 11,917,492 | 11,357,882 |
| Issuance of stock through option plan, including $112,043 related tax benefit | 172,960 | 17,296 | | | 406,590 | 423,886 |
| Shares repurchased | (70,157) | (7,016) | | | (1,226,444) | (1,233,460) |
| Comprehensive income: | | | | | | |
| Change in fair value of interest rate protection agreement, net of income tax ($78,570) | | | | 145,917 | | 145,917 |
| Net income | | | | | 1,494,417 | 1,494,417 |
| Comprehensive income | | | | 145,917 | 1,494,417 | 1,640,334 |
| **BALANCE, OCTOBER 26, 2003** | 2,449,601 | 244,960 | | (648,373) | 12,592,055 | 12,188,642 |
| Issuance of stock through option plan, including $152,467 related tax benefit | 58,889 | 5,888 | 340,009 | | | 345,897 |
| Shares repurchased | (1,162) | (116) | (20,605) | | | (20,721) |
| Comprehensive income: | | | | | | |
| Change in fair value of interest rate protection agreement, net of income tax ($158,598) | | | | 444,967 | | 444,967 |
| Net income | | | | | 1,097,435 | 1,097,435 |
| Comprehensive income | | | | 444,967 | 1,097,435 | 1,542,402 |
| **BALANCE, OCTOBER 31, 2004** | 2,507,328 | $ 250,732 | $ 319,404 | $ (203,406) | $ 13,689,490 | $14,056,220 |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

| | YEAR ENDED | | |
|---|---|---|---|
| | October 31 (53 weeks) 2004 | October 26 (52 weeks) 2003 | October 27 (52 weeks) 2002 |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Net income | $ 1,097,435 | $ 1,494,417 | $ 3,288,149 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 8,219,095 | 6,364,044 | 5,658,987 |
| Deferred income tax credit | (777,000) | (708,000) | ( 738,000) |
| Accretion of deferred sale/leaseback gain | (126,267) | (126,267) | (126,267) |
| Minority interests in income of Affiliated Partnership | 19,252 | 38,503 | 57,756 |
| Impairment of fixed assets | – | 1,069,949 | – |
| Loss on disposition of assets | 214,435 | 204,445 | 237,107 |
| Changes in assets and liabilities: | | | |
| Receivables, inventories, supplies and prepaid | (865,071) | ( 484,377) | (210,382) |
| Other assets | (46,769) | (196,151) | 42,082 |
| Accounts payable, accrued and other liabilities | 1,165,649 | 945,511 | 1,698,632 |
| Total Adjustments | 7,803,324 | 7,107,657 | 6,619,915 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 8,900,759 | 8,602,074 | 9,908,064 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Property additions | (19,443,999) | (19,055,328) | (17,794,067) |
| Proceeds from lease incentives | 2,430,000 | 1,000,000 | 1,488,506 |
| Changes in other assets | 127,959 | 234,239 | (222,637) |
| Proceeds from the sale of property | 2,807,133 | 12,322,527 | 7,561,291 |
| **NET CASH USED IN INVESTING ACTIVITIES** | (14,078,907) | (5,498,562) | (8,966,907) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| Principal payments under long-term obligations | (84,232,469) | (63,157.061) | (56,930,032) |
| Proceeds from long-term obligations | 88,907,129 | 60,376,756 | 58,550,801 |
| Debt issue costs | (78,765) | (153,465) | (88,291) |
| Proceeds from exercise of stock options | 193,431 | 311,843 | 421,836 |
| Distributions to minority interests in Affiliated Partnership | (19,252) | (38,503) | (57,756) |
| Cash paid for purchase of common stock | (20,721) | (1,233,460) | (1,781,841) |
| **NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES** | 4,749,353 | (3,893,890) | 114,717 |
| **NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS** | (428,795) | (790,378) | 1,055,874 |
| **CASH AND EQUIVALENTS—BEGINNING OF YEAR** | 2,616,324 | 3,406,702 | 2,350,828 |
| **CASH AND EQUIVALENTS—END OF YEAR** | $ 2,187,529 | $ 2,616,324 | $ 3,406,702 |
| **SUPPLEMENTAL DISCLOSURES:** | | | |
| Cash paid for: | | | |
| Interest–net of $170,407 $417,250, and $412,096 capitalized in 2004, 2003 and 2002 | $ 2,136,691 | $ 1,744,530 | $ 2,168,555 |
| Income taxes | 689,856 | 887,015 | 1,976,537 |
| Noncash activities: | | | |
| Property additions financed by construction payables | 1,013,988 | 979,851 | 1,637,420 |

See notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

**YEARS ENDED OCTOBER 31, 2004, OCTOBER 26, 2003 AND OCTOBER 27, 2002**

**1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Description of Business**—Max & Erma's Restaurants, Inc. and subsidiary (the "Company") owns and operates restaurants under the trade name "Max & Erma's—Neighborhood Gathering Place." At October 31, 2004, there are 78 Max & Erma's restaurants in operation (73 at October 26, 2003) (principally located in the Midwestern United States). The Company owns all of the restaurants, except for one that is owned by a separate limited partnership ("Affiliated Partnership") in which the Company is the controlling general partner, and 20 of which are franchised to unrelated parties (16 at October 26, 2003).

At October 31, 2004, the Company was contractually committed to the lease or purchase of two new Max & Erma's restaurants. The estimated cost to complete these restaurants is approximately $3,300,000, net of landlord construction allowances.

**Consolidation**—The consolidated financial statements include the accounts of the Company and the Affiliated Partnership. All significant intercompany transactions and balances have been eliminated.

**Cash and Equivalents**—The Company considers all checking accounts, cash funds and highly liquid debt instruments with a maturity of less than three months at the date of purchase, to be cash equivalents. All cash is principally on deposit with four banks.

**Inventories**—Inventories are valued at the lower of cost, using the first-in, first-out ("FIFO") method, or market, and consist of food and beverages.

**Pre-opening Costs**—The Company expenses such costs as they are incurred in accordance with Statement of Position No. 98-5, *Reporting on the Costs of Start-up Activities.*

**Depreciation and Amortization of Property**—Depreciation and amortization of property are computed generally using the straight-line method based on the estimated useful lives of the assets or the terms of the leases as follows:

| | Years |
|---|---|
| Buildings | 15 to 30 |
| Leasehold improvements | 10 to 15 |
| Equipment and fixtures | 3 to 15 |

**Leasehold Improvements**—Leasehold improvements reimbursed by the landlord through construction allowances are capitalized as leasehold improvements with the construction allowances recorded as deferred lease incentives. Such leasehold improvements and related deferred lease incentives are amortized on a straight-line basis over the lesser of the life of the asset or the lease term.

**Other Assets**—In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized. Deferred costs include debt issuance costs that relate to various debt agreements and are being amortized over the terms of the agreements. Miscellaneous assets principally consist of liquor license costs, which are no longer amortized in accordance with SFAS No. 142.

**Asset Impairments**—Annually, or more frequently if events or circumstances change, a determination is made by management to ascertain whether property and equipment and other intangibles have been impaired based on the sum of expected future undiscounted cash flows from operating activities. If the estimated net cash flows are less than the carrying amount of such assets, the Company will recognize an impairment loss in an amount necessary to write down the assets to a fair value. In performing its review, the Company considers the age of the restaurant and any significant economic events, recognizing that these restaurants may take 24 to 36 months to become or return to profitability. Due to high start-up costs and lower sales volumes associated with new restaurants, the Company's policy is to delay its determination of impairment losses for assets at restaurants opened for less than three years. In evaluating its goodwill, the Company estimates the fair value of the operations at each reporting date to determine if any impairment exists. See Note 9 regarding provision for impairment of assets.

**Revenue Recognition**—Revenue from restaurant sales is recognized when food and beverage products are sold. Franchise fees for new franchises are recognized as revenue when substantially all commitments and obligations have been fulfilled, which is generally upon commencement of operations by the franchisee. The Company recognizes royalties on a franchisee's sales in the period in which the sales occur. Included in revenues are franchise fees and royalties of approximately $1,635,000, $1,217,000 and $834,000 in 2004, 2003 and 2002, respectively.

**Self-Insurance**—The Company is primarily self-insured for workers' compensation. Self-insurance liabilities are determined actuarially based on claims filed and estimates for claims incurred but not reported.

**Advertising**—The Company expenses the costs of advertising (including production costs) the first time the advertising takes place. Advertising expense was approximately $4,155,000, $3,214,000 and $2,863,000 for fiscal 2004, 2003 and 2002, respectively.

**Contingent Rent**—The Company expenses contingent rent based on a quarterly gross sales basis.

**Income Taxes**—The Company is subject to Federal, state and local income taxes. Income taxes are provided for all taxable items included in the consolidated statements of income in accordance with SFAS No. 109, *Accounting for Income Taxes.*

**Net Income Per Share**—Basic income per share amounts are based on the weighted average number of shares of common stock outstanding during the years presented. Diluted income per share amounts are based on the weighted average number of shares of common stock and dilutive stock options outstanding during the years presented. Options to purchase 40,950, 0 and 10,000 shares of common stock were outstanding in 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. The chart below presents a reconciliation between basic and diluted weighted average shares outstanding:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Basic weighted average shares outstanding | 2,459,767 | 2,441,700 | 2,333,618 |
| Dilutive effect of stock options | 123,995 | 206,428 | 256,995 |
| Basic weighted average shares outstanding | 2,583,762 | 2,648,128 | 2,590,613 |

**Stock Options**—SFAS No. 123, *Accounting for Stock-Based Compensation*, defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, but are required to disclose in a note to the financial statements proforma net income and earnings per share as if the Company had applied the fair value method of accounting. The Company applies APB No. 25 in accounting for its stock-based compensation plans. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123 for options granted in fiscal 1996 through 2004, net income and earnings per share would have been as follows:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Net income: | | | |
| As reported | $ 1,097,435 | $ 1,494,417 | $ 3,288,149 |
| Pro forma | $ 224,722 | $ 617,285 | $ 3,207,122 |
| Basic earnings per share: ... | | | |
| As reported | $ 0.45 | $ 0.61 | $ 1.41 |
| Pro forma | $ 0.09 | $ 0.25 | $ 1.36 |
| Diluted earnings per share: | | | |
| As reported | $ 0.42 | $ 0.56 | $ 1.27 |
| Pro forma | $ 0.09 | $ 0.23 | $ 1.23 |

The following weighted average assumptions were used in the option pricing model: a risk free interest rate of 4.31%, 4.52% and 5.53% for 2004, 2003 and 2002, respectively; an expected life of the options of five to ten years; no expected dividend yield and a volatility factor of 18%, 28% and 37% in 2004, 2003 and 2002, respectively. The weighted average per share fair value of the options granted in 2004, 2003 and 2002 was $6.74, $7.04 and $7.24, respectively.

**Segment**—The Company presently operates in one segment as determined in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information.*



**Fiscal Year-End**—The Company and its Affiliated Partnership each have a 52-53 week accounting period which ends on the last Sunday in October. Fiscal year 2004 contained 53 weeks and fiscal years 2003 and 2002 each contained 52 weeks.

**Estimates**—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these amounts.

**Commitments and Contingencies**—The Company is involved in various claims and legal proceedings arising from the normal course of business. While the ultimate liability, if any, from these proceedings is presently indeterminable, in the opinion of management, these matters should not have a material adverse effect on the consolidated financial statements of the Company.

**Recently Issued Financial Accounting Standards**—SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities.* FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46R. The adoption of FIN 46R did not have a material impact on the Company's consolidated financial statements.

**2. OWNERSHIP OF RESTAURANT BY AFFILIATED PARTNERSHIP**

One restaurant is owned by an Affiliated Partnership in which the Company is the general partner. As a general partner, the Company is liable for all of the debts and liabilities of the Affiliated Partnership. During fiscal 2004, 2003 and 2002, the Company's share of the remaining partnership's profits and losses was approximately 70%, 60%, and 60%, respectively. The increase in 2004 is due to the increase in cash flow from the partnership compared to its net income. At October 31, 2004 no amounts were due to Affiliated Partners.

**3. LONG-TERM OBLIGATIONS**

Long-term obligations consist of the following:

| | October 31, 2004 | October 26, 2003 |
|---|---|---|
| Debt: | | |
| Revolving credit agreement | $ 9,321,328 | $ 6,789,604 |
| Equipment Note | 4,750,000 | |
| Amended term loan | 17,000,000 | 19,400,000 |
| Capital leases | 678,900 | 885,964 |
| Total debt | 31,750,228 | 27,075,568 |
| Deferred gain on sale/leaseback (Note 4) | 1,640,120 | 1,766,387 |
| Deferred lease incentives (Note 1) | 4,699,212 | 2,394,318 |
| Accrued rent (Note 4) | 6,266,219 | 5,772,588 |
| Interest rate protection agreement | 312,932 | 997,497 |
| Deferred compensation plan | 544,633 | 494,695 |
| **Total long-term obligations** | 45,213,344 | 38,501,053 |
| Less current maturities of debt | (4,160,314) | (2,664,166) |
| **Total long-term obligations – less current maturities** | $ 41,053,030 | $ 35,836,887 |

The Company's credit agreement with a bank, as amended on September 22, 2003, permitted it to borrow on a term loan with an original principal amount of $20,600,000 ("Amended Term Loan"). Amounts outstanding under the Amended Term Loan are payable in quarterly installments of $600,000 plus interest through March 1, 2006. If the Company elects to extend the loan, the quarterly payments will continue. If it does not extend its term loan, the remaining balance will be payable over a period of five years, as defined in the agreement. In addition, the Company has available a revolving commitment ("Revolving Credit Agreement") of $15,000,000. In 2003, the Company amended its revolving credit agreement to provide for a second term loan of $6,000,000. In 2004, the Company used the loan proceeds of its second term loan to purchase $6,400,000 of previously leased equipment. The loan provides for monthly payments of $125,000, plus interest, beginning December 31, 2003 through December 31, 2007. Both the term and revolving credit loans have provisions for extension of maturity dates and conversion to fully amortized term loans. Beginning with the fiscal year ending October 26, 2003, the Company was required to make excess cash flow payments, not to exceed $500,000, to reduce outstanding principal balances provided the Company meets certain net income requirements. No excess cash flow payments were made in 2004 and 2003. Each loan bears interest at a fluctuating quarterly rate based upon the prime or LIBOR rate determined by the ratio of the Indebtedness of the Company to EBITDA of the Company. At October 31, 2004, the equipment note and amended term loan rates were 5.50% and 5.19%, respectively. The rate on the revolving credit borrowings was 5.5% at October 31, 2004. In addition, the Company must pay a quarterly commitment fee on the unused portion of the commitment and an annual agency fee. Substantially all of the Company's assets collateralize the credit agreement.

The provisions of the Company's credit agreement require various financial indicators to be maintained at the end of each quarterly reporting period. At October 31, 2004, the Company was not in compliance with its fixed charge ratio, earnings before taxes, interest coverage, and senior debt ratios. The Company received a waiver from its lenders addressing the deficiencies dated December 2, 2004 and has amended such covenants in fiscal 2005. The Company was in compliance with all other debt covenants as of October 31, 2004.

The Company entered into a $20,000,000 interest rate protection agreement in fiscal 2000, as required by the credit agreement described above, to manage its exposure to the variability of cash flows primarily related to the interest rate changes on borrowing costs. The swap fully amortizes over the life of the contract (remaining balance of approximately $8,571,000 at October 31, 2004). The Company pays the bank a quarterly fixed rate of 6.48% and receives a quarterly variable rate payment based on the LIBOR rate, capped at 7%. The agreement is designated as a cash flow hedge. Hedging effectiveness is assessed periodically by comparing the fair market value of the agreement to agreements with terms similar to the lending facility. The effective portion of periodic gains and losses of the contract are deferred in other comprehensive income until the transactions are recognized. Any portion of the contract that is ineffective is recognized in earnings immediately. The protection agreement had a total fair value of approximately $313,000 at October 31, 2004 which is reflected as a long-term liability and accumulated other comprehensive income (net of taxes of $110,000, totaling $203,000). For the years ended October 31, 2004 and October 26, 2003, the ineffective portion of the protection agreement was not material to the Company's consolidated financial statements. The Company estimates approximately $219,000 of net derivative losses will be reclassified to interest expense in 2005. As the interest rate protection agreement is with a major bank, the Company does not expect to be subject to credit risk exposures.

Future maturities of long-term debt obligations at October 31, 2004 are as follows (see Note 4 for maturities of other long-term obligations):

| Year Ending in October | |
|---|---|
| 2005 | $ 3,900,000 |
| 2006 | 5,865,466 |
| 2007 | 7,830,933 |
| 2008 | 6,580,933 |
| 2009 | 4,097,599 |
| Thereafter | 2,796,397 |
| **Total** | $ 31,071,328 |

**4. LEASES**

The Company leases certain land and buildings used in the restaurant operations under various long-term capital and operating lease agreements. The initial lease terms range from five to thirty years and expire between 2005 and 2025. The leases include renewal options for five to twenty additional years. Several leases require, in addition to the base rent, additional rent based on percentages of the restaurant's annual gross revenue, as defined. The Company is also obligated to pay certain real estate taxes, insurance, common area charges and various other expenses related to the properties. The leases are collateralized by subordinated liens on the leasehold improvements, equipment and fixtures.

The Company leases vehicles and equipment used in the restaurant operations under both capital and operating lease agreements. Lease terms range from two to six years and expire through 2009. The Company is required to pay certain taxes, insurance and other expenses related to the leased property. The Company also leases other equipment for periods of one year or less.

The following is a summary of property under capital leases included in the accompanying consolidated balance sheets:

| | October 31, 2004 | October 26, 2003 |
|---|---|---|
| **Asset Description** | | |
| Buildings | $ 1,045,000 | $ 1,045,000 |
| Equipment and fixtures | 568,984 | 585,111 |
| **Total** | 1,613,984 | 1,630,111 |
| Less accumulated amortization | (1,415,908) | (1,368,004) |
| **Net** | $ 198,076 | $ 262,107 |

Future minimum lease payments under the capital leases and the present value of such payments at October 31, 2004 are as follows:

| Year Ending in October | |
|---|---|
| 2005 | $ 90,000 |
| 2006 | 90,000 |
| 2007 | 90,000 |
| 2008 | 90,000 |
| 2009 | 90,000 |
| Thereafter | 810,000 |
| **Total minimum lease payments** | 1,260,000 |
| Less amount representing interest | (581,100) |
| Present value of minimum lease payments | 678,900 |
| Less current maturities | (23,557) |
| **Total obligations under capital leases– less current maturities** | $ 655,343 |

At October 31, 2004, the future minimum rental commitments under noncancellable operating leases with an initial term in excess of one year are as follows:

| Year Ending in October | |
|---|---|
| 2005 | $ 14,147,911 |
| 2006 | 14,222,920 |
| 2007 | 13,869,100 |
| 2008 | 13,015,941 |
| 2009 | 12,208,331 |
| Thereafter | 129,563,244 |
| **Total** | $ 197,027,447 |

The above future minimum rental amounts include the land portion of certain capital leases, but exclude renewal options and additional rent based on sales or increases in the United States Consumer Price Index ("USCPI"). For operating leases which require increasing rental payments over the term of the lease, the Company records rent expense on a straight-line basis. The related accrued rent will generally reverse over the next fifteen years.

In 2004, 2003 and 2002, the Company entered into sale-leaseback transactions with regard to the land, buildings, fixtures and improvements at eleven restaurant sites whereby the Company leases back the restaurant sites under operating leases over twenty-year periods. Generally, the base rents of the leases will be adjusted by the lesser of a defined percentage or a factor of the increase in USCPI at each anniversary date, as defined. These transactions did not result in a significant gain or loss to the Company.

Rent expense, including common area charges but excluding taxes, insurance and other expenses related to all operating leases, consists of the following:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Minimum rent | $15,148,347 | $16,392,102 | $14,077,701 |
| Contingent rent based on percentage of gross revenue | 183,263 | 166,109 | 103,571 |
| **Total** | $15,331,610 | $16,558,211 | $14,181,272 |

The Company has agreements with a partnership in which an outside director of the Company is a partner that grants rights to the partnership to install and operate coin-operated amusement equipment in certain restaurants. Under the agreements, the Company has received games revenue averaging approximately $57,000 per year over the last three years.

## 5. INCOME TAXES

The Company's effective tax rate varies from the statutory Federal income tax rate as a result of the following factors:

| | 2004 | 2003 | 2002 |
|---|---|---|---|
| Provision at statutory rate | $ 327,000 | $ 508,000 | $ 1,529,000 |
| State income taxes– net of Federal benefit | 70,000 | 110,000 | 226,000 |
| Jobs related tax credit | (58,000) | (51,000) | (28,000) |
| FICA tax credit | (867,000) | (637,000) | (518,000) |
| Correction of prior year error | 375,000 | – | – |
| Other–net | 16,000 | 70,000 | 1,000 |
| **Total Provision** | $ (137,000) | $ – | $ 1,210,000 |
| Effective income tax rate | (14.3)% | –% | 26.9% |

The tax effects of significant items comprising the Company's net deferred tax asset at October 31, 2004 and October 26, 2003 are as follows:

| | October 31, 2004 | October 26, 2003 |
|---|---|---|
| **Deferred Tax Assets (Liabilities)** | | |
| Accrued Rent | $2,614,000 | $2,607,000 |
| Depreciation | 1,484,000 | 1,681,000 |
| Deferred gain | 767,000 | 890,000 |
| Officers' benefits | 479,000 | 559,000 |
| Interest rate protection agreement | 110,000 | 349,000 |
| FICA tax credit | 2,053,000 | 727,000 |
| Partnership | 90,000 | 98,000 |
| Other | 72,000 | 101,000 |
| **Total deferred tax assets** | 7,669,000 | 7,012,000 |
| Prepaid insurance and other | (119,000) | (156,000) |
| **Total deferred tax liabilities** | (119,000) | (156,000) |
| **Net deferred tax asset** | $7,550,000 | $6,856,000 |

## 6. STOCK OPTION AND BONUS PLANS

On December 11, 2001, the Company adopted the 2002 Stock Option Plan (the "2002 Plan"). The 2002 Plan provides that the Company may grant options to certain key employees of the Company and its affiliates, consultants and advisers who render services to the Company and its affiliates, and directors of the Company who are employees of neither the Company nor any affiliate ("Non-employee Directors"). The terms of the 2002 Plan are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors (the "Committee"). Under the 2002 Plan, the Company may grant 250,000 shares. The Committee will determine the option price per share of each incentive stock option granted under the 2002 Plan. The option price may not be less than the fair market value of a share on the date of grant of such option. If the grantee owns more than 10% of the total combined voting stock of the Company, the exercise price of the option must be at least 110% of the fair market value. At October 31, 2004, 72,000 shares under option were exercisable and 55,050 shares were reserved for future grants under the 2002 Plan.

Also in effect at October 31, 2004 are the 1992 and 1996 Stock Option Plans (collectively the "Plans"). Options granted under the Plans may be either incentive stock options or non-statutory stock options. The terms of the options granted under the Plans are at the sole discretion of a committee of three non-employee members of the Company's Board of Directors. The Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 412,500 and 400,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally first exercisable three years after the date of grant and expire six years after the date of grant, according to the terms of each option. At October 31, 2004, 60,701 shares under option were exercisable and 9,550 shares were reserved for future grants under the 1992 Stock Option Plan. Under the 1996 Stock Option Plan, 52,000 shares under option were exercisable and 5,500 shares were reserved for future grants at October 31, 2004.

During fiscal years 1996 through 2001, the Company provided for the payment of bonuses in cash and/or common stock pursuant to the 1996 Employee Incentive Stock Purchase and Manager Bonus Plan (the "1996 Bonus Plan"). Early in fiscal 2001, the Company terminated this plan. During fiscal 2001, 6,523 shares were issued under the 1996 Bonus Plan, at a weighted average fair value of $8.38. During 2001 the Company recognized compensation expense of $54,662 related to the granting of shares under these Plans at less than fair market value at the date of grant.

The following summarizes the stock option transactions:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Balance, October 28, 2001 | 610,800 | $ 7.61 |
| Granted | 11,000 | 13.07 |
| Exercised | (88,100) | (7.39) |
| Cancelled | (11,500) | (7.49) |
| Balance, October 27, 2002 | 522,200 | 7.77 |
| Granted | 165,000 | 14.26 |
| Exercised | (306,500) | (7.39) |
| Cancelled | (2,000) | (7.31) |
| Balance, October 26, 2003 | 378,700 | 10.91 |
| Granted | 30,950 | 17.51 |
| Exercised | (85,999) | (6.73) |
| Cancelled | (10,000) | (11.13) |
| Balance, October 31, 2004 | 313,651 | $ 12.69 |

The following summarizes information regarding stock options outstanding at October 31, 2004:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at October 31, 2004 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable at October 31, 2004 | Weighted Average Exercise Price |
| $7.00-$10.30 | 112,701 | 4.1 | $9.05 | 112,701 | $9.05 |
| $13.75-$17.75 | 200,950 | 8.2 | $14.74 | 72,000 | $14.17 |

The 1992 and 1996 Option Plans permit optionees to tender shares to the Company in lieu of cash for the exercise of stock options. In fiscal 2004, 2003, and 2002, 56,000, 133,540 and 15,906 shares, respectively, were tendered for the exercise of 27,110, 258,000 and 26,350 options, respectively. During fiscal 2004, 2003, and 2002, the Company repurchased 1,162, 69,882 and 17,210 shares, respectively, of common stock at the fair market value from certain officers at a cost of $20,721, $1,228,644 and $229,140, respectively.

**7. EMPLOYEE BENEFIT PLANS**

Max & Erma's 401(k) Savings Plan and Trust allows employees who have attained age 21 and have completed one year of service to defer receipt of a portion of their compensation and contribute such amounts to various investment funds. The Company matches a percentage of the employees' contributions.

The Company adopted a Deferred Compensation Plan effective January 1, 1999 to provide a tax deferred compensation to a select group of management or highly compensated employees of the Company through deferrals of cash compensation and Company related contributions. Participants in the plan may contribute up to 25% of their compensation. Employer contributions are permitted up to the first four percent of compensation the participant has contributed in combination with the Company's 401(k) Savings Plan and Trust. Employer contributions are fully vested after five years of service. The fair value of the investment included in other assets and offsetting liability was approximately $545,000 at October 31, 2004.

Total expense for these plans for 2004, 2003 and 2002 was approximately $348,000, $245,000 and $254,000, respectively.

**8. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS**

The carrying amounts of cash and equivalents, receivables, accounts and construction payables, and accrued liabilities at October 31, 2004 and October 26, 2003 and October 27, 2002 approximate their fair value due to the short-term maturities of these items.

The carrying amount of the Company's long-term debt and interest rate protection agreement approximated their fair values at October 31, 2004, October 26, 2003 and October 27, 2002. The fair value of the Company's long-term debt is estimated based on the current interest rates offered for debt of the same remaining maturities. The fair value of the Company's interest rate protection agreement is based on quoted market values offered for the same or similar agreements.

**9. IMPAIRMENT OF FIXED ASSETS**

During fiscal 2003 the Company recorded a $1,070,000 impairment charge on its fixed assets. The loss consisted of the write-down of certain leasehold improvement costs of two of the Company's restaurants based on the Company's analysis of discounted cash flows.

# Report of Independent Registered Public Accounting Firm

**To the Stockholders and Directors of Max & Erma's Restaurants, Inc.:**

We have audited the accompanying consolidated balance sheets of Max & Erma's Restaurants, Inc. and subsidiary (the "Company") as of October 31, 2004 and October 26, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Max & Erma's Restaurants, Inc. and subsidiary at October 31, 2004 and October 26, 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Columbus, Ohio
December 20, 2004

# Max & Erma's Officers and Directors

**William E. Arthur,** Director Of Counsel, Porter, Wright, Morris & Arthur, LLP **Todd B. Barnum,** Chairman of the Board, Chief Executive Officer, President and Director **Bonnie J. Brannigan,** Vice President of Marketing and Planning **Steve Catanese,** Regional Vice President of Operations **Thomas R. Green,** Director, Chief Executive Officer, Lancaster Pollard & Company **Gregory L. Heywood,** Regional Vice President of Operations **James Howenstein,** Vice President of Operations **Robert A. Lindeman,** Chief Development Officer **Michael D. Murphy,** Director, Private Investor **William C. Niegsch, Jr.,** Executive Vice President, Chief Financial Officer, Treasurer, Secretary and Director **Timothy C. Robinson,** Director, Senior Vice President and Chief Financial Officer, Children's Hospital, Inc. **Robert A. Rothman,** Director, President, Amusement Concepts, Inc.

# Selected Quarterly Financial Data

| (Thousands, except per share data) | Total Revenues | Income (Loss) Before Income Taxes | Net Income | Diluted Earnings (Loss) Per Share | Stock Price High | Stock Price Low |
|---|---|---|---|---|---|---|
| **2004** | | | | | | |
| First Quarter | $ 53,422 | $ 1,204 | $ 891 | $ 0.34 | $ 19.00 | $ 17.50 |
| Second Quarter | 41,882 | 627 | 497 | 0.19 | 18.25 | 14.10 |
| Third Quarter | 42,090 | (174) | (71) | (0.03) | 17.23 | 14.85 |
| Fourth Quarter | 45,565 | (697) | (220) | (0.09) | 16.00 | 13.35 |
| YEAR | $ 182,959 | $ 960 | $ 1,097 | $ 0.42 | $ 19.00 | $ 13.35 |
| **2003** | | | | | | |
| First Quarter | $ 49,208 | $ 1,236 | $ 908 | $ 0.34 | $ 17.93 | $ 13.00 |
| Second Quarter | 38,801 | 807 | 650 | 0.25 | 15.74 | 13.20 |
| Third Quarter | 39,590 | 686 | 620 | 0.24 | 16.51 | 14.47 |
| Fourth Quarter | 39,484 | (1,235) | (684) | (0.28) | 18.19 | 16.00 |
| YEAR | $ 167,083 | $ 1,494 | $ 1,494 | $ 0.56 | $ 18.19 | $ 13.00 |

The Company's common stock trades on the NASDAQ National Market under the symbol MAXE.
At November 30, 2004 there were 654 stockholders of record of the Company's common stock.
The closing price for the Company's common stock at October 31, 2004 was $13.35.

# Stockholder Information

**Quarterly Calendar:**
Max & Erma's operates on a fiscal year ending on the last Sunday in October. Generally, quarterly results are announced within 30 days after the end of each quarter and audited results are announced within 60 days after year-end.

| Fiscal 2005 | Quarter-End Dates |
|---|---|
| 1st quarter | February 20, 2005 |
| 2nd quarter | May 15, 2005 |
| 3rd quarter | August 7, 2005 |
| 4th quarter | October 30, 2005 |

**Dividends:**
The Company paid no cash dividends in fiscal 2002, 2003 or 2004. The Company presently intends to retain its earnings to finance the growth and development of its business and does not anticipate paying any cash dividends in the foreseeable future.

**General Counsel:**
Porter, Wright, Morris & Arthur, LLP
Columbus, Ohio

**Independent Registered Public Accountants:**
Deloitte & Touche LLP
Columbus, Ohio

**Stock Transfer Agent And Registrar:**
National City Bank
Corporate Trust Administration
P.O. Box 94915
Cleveland, OH 44101-4915
216-222-2644

Stockholders are advised to notify the Transfer Agent of changes in address or problems regarding missing or incorrect dividends or stock certificates.

**10-K Report:**
Stockholders may obtain, without cost, a copy of Form 10-K for the Company's fiscal year ended October 31, 2004, by writing to:
William C. Niegsch, Jr.
Max & Erma's Restaurants, Inc.
P.O. Box 297830
4849 Evanswood Drive
Columbus, Ohio 43229


Max & Erma's
RESTAURANT • BAR & GATHERING PLACE

# Restaurant Locations

Akron, Ohio
Ann Arbor, Michigan
Atlanta, Georgia
- Dunwoody
- Gwinnett

Canton, Ohio
Charlotte, North Carolina
- Huntersville
- University Place

Chicago, Illinois
- Arlington Heights
- Burr Ridge
- Cantera
- Deerpark
- Gurnee
- Hoffman Estates
- Vernon Hills
- Woodridge

Cincinnati, Ohio
- Cincinnati Airport ○
- Crestview, KY ■
- Eastgate
- Hamilton, KY ■
- Hyde Park
- Kenwood
- Union Center
- Wilmington ○

Cleveland, Ohio
- Cleveland Hopkins International Airport (2) ○
- Mentor
- Middleburg Heights
- Solon
- Tiedeman Road
- Westlake

Columbus, Ohio
- Chillicothe ○
- City Center
- Crowne Plaza ○
- Dublin
- Easton
- East Broad Street
- Gahanna
- German Village
- Hilliard
- Polaris
- Port Columbus International Airport ○
- Reynoldsburg
- Route 161 at U.S. 71
- Sawmill Road
- Upper Arlington
- Westerville

Dayton, Ohio
- Beavercreek
- Dayton Airport ○
- Dayton Mall
- Miller Lane

Detroit, Michigan
- Auburn Hills
- Birmingham
- Canton
- Farmington Hills
- Livonia
- Novi
- Plymouth ■
- Rochester Hills
- Sterling Heights
- Westland

Eastern Virginia
- Norfolk
- Virginia Beach

Erie, Pennsylvania
Grand Rapids, Michigan
- Grandville
- Woodland Mall

Green Bay, Wisconsin
- Bay Park ○
- Green Bay ○

Indianapolis, Indiana
- Carmel
- Castleton
- College Park
- Eagle Creek
- Edinburgh ○
- Evansville ○
- Greenwood
- Mishawaka ○
- Seymour ○

Lansing, Michigan
Lexington, Kentucky
- Beaumont Centre
- Man O' War

Louisville, Kentucky
- Hurstbourne
- Prospect
- The Summit

Niles, Ohio
Philadelphia, Pennsylvania
- Downingtown ○
- Oaks ○

Pittsburgh, Pennsylvania
- Cranberry
- Downtown Pittsburgh
- Fox Chapel
- Gibsonia
- Monroeville
- Parkway West
- Peters Township
- Shadyside
- South Hills

Richmond, Virginia ○
St. Louis, Missouri
- Downtown ○
- Mid Rivers Mall ○

Sandusky, Ohio ○
Toledo, Ohio
- Maumee
- Ohio Turnpike (2) ○
- Perrysburg
- Sylvania

○ Franchised Locations opened *or under development*

■ Locations Under Development

